                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from ____________ to ____________

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          DIAMOND OFFSHORE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          DIAMOND OFFSHORE DRILLING, INC.
                          15415 KATY FREEWAY
                          HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION

Item 4.

         The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2003 (attached)


Exhibits

23.1     Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                          DIAMOND OFFSHORE 401(k) PLAN


                     Years ended December 31, 2003 and 2002,
             Supplemental Schedule for Year ended December 31, 2003
           and Report of Independent Registered Public Accounting Firm

                          DIAMOND OFFSHORE 401(k) PLAN

                   Audited Financial Statements and Schedules

                     Years ended December 31, 2003 and 2002


                                    CONTENTS

                                                                                     Page
                                                                                     ----
Report of Independent Registered Public Accounting Firm ........................        1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2003 and 2002 ....        2

Statements of Changes in Net Assets Available for Benefits for the Years ended
          December 31, 2003 and 2002 ...........................................        3

Notes to Financial Statements ..................................................        4

Supplemental Schedule for the year ended December 31, 2003:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .................        7

Note: Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
DIAMOND OFFSHORE 401(k) PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Houston, Texas
June 24, 2004

                          DIAMOND OFFSHORE 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                           DECEMBER 31,
                                                                 ---------------------------------
                                                                      2003                2002
                                                                 --------------     --------------
INVESTMENTS AT FAIR VALUE:
      Mutual funds .........................................     $  117,127,131     $   89,040,358
      Diamond Offshore Drilling, Inc. common stock fund ....          3,087,262          3,074,041
      Loans to participants ................................          7,083,403          6,091,994
                                                                 --------------     --------------
                Total investments ..........................        127,297,796         98,206,393

CONTRIBUTIONS RECEIVABLE:
      Employee .............................................            604,818            593,991
      Employer .............................................            514,788            537,515
                                                                 --------------     --------------
                Total contributions receivable .............          1,119,606          1,131,506
                                                                 --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS ..........................     $  128,417,402     $   99,337,899
                                                                 ==============     ==============

                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE 401(k) PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                                             YEARS ENDED DECEMBER 31,
                                                                       ------------------------------------
                                                                            2003                  2002
                                                                       ---------------      ---------------
ADDITIONS:
Investment income (loss):
  Dividends and interest .........................................     $     3,205,778      $     2,876,882
  Net appreciation (depreciation) in fair value of investments ...          15,697,844          (14,966,037)
                                                                       ---------------      ---------------
        Total investment gain (loss) .............................          18,903,622          (12,089,155)

CONTRIBUTIONS:
  Employee .......................................................           9,804,560            9,922,876
  Employer .......................................................           7,014,385            7,074,917
  Rollover .......................................................              75,137              249,903
                                                                       ---------------      ---------------
        Total contributions ......................................          16,894,082           17,247,696
                                                                       ---------------      ---------------
        Total additions ..........................................          35,797,704            5,158,541
                                                                       ---------------      ---------------

DEDUCTIONS:
  Benefit payments ...............................................          (6,684,315)          (4,026,745)
  Miscellaneous expenses .........................................             (33,886)             (28,204)
                                                                       ---------------      ---------------
        Total deductions .........................................          (6,718,201)          (4,054,949)
                                                                       ---------------      ---------------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS ...................................................          29,079,503            1,103,592

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period ............................................          99,337,899           98,234,307
                                                                       ---------------      ---------------
  End of period ..................................................     $   128,417,402      $    99,337,899
                                                                       ===============      ===============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN

         The Diamond Offshore 401(k) Plan (the "Plan") was established effective July 1, 1989. Diamond Offshore Management Company (the "Company"), a wholly-owned subsidiary of Diamond Offshore Drilling, Inc. is the Plan's sponsor. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "IRC"), and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution retirement plan for U.S. employees of the Company and other subsidiaries of Diamond Offshore Drilling, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the IRC.

         ADMINISTRATION - The Plan is administered through an administrative committee appointed by the Board of Directors of the Company. Fidelity Management Trust Company ("Fidelity") is the Plan's trustee.

         PARTICIPANTS - Effective January 1, 1999, all U.S. employees as of December 31, 1998 became eligible to participate in the Plan on January 1, 1999. Employees with an original hire date on or after January 1, 1999, who have been employed for one year from their date of hire, became or will become a participant of the Plan.

         CONTRIBUTIONS - The Company makes a profit sharing contribution equal to 3.75% of the employee's qualified yearly earnings and a matching contribution equal to 25% for every percent the employee contributes up to a maximum of 6%. Matching contributions to the plan are invested based on the participant's investment election. If a participant fails to make a designation, his or her profit sharing contribution shall be invested in the balanced fund then offered under the Trust that would be applicable to the participant assuming an age-65 retirement. Effective January 1, 2002, each participant may make voluntary contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan. In addition, employees at least 50 years of age in 2003 are permitted to contribute additional amounts (catch-up contributions) of 1% to 50% of his or her qualified yearly earnings up to a maximum of $2,000 in addition to the pre-tax maximum. The catch-up contribution is not subject to employer match.

         INVESTMENT FUNDS - The Plan offers participants a variety of investment options. These options include mutual funds, the Fidelity Managed Income Portfolio II, which is a common/commingled trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund (the "Stock Fund"). Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund, however, allocations to the Stock Fund are limited to no more than 25% of the participants' allocation election. To the extent any additional contributions or transfers would cause the value of the account to the Stock Fund to exceed the 25% limit, such additional contributions may not be allocated to, and no transfers may be made to, the Stock Fund.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the Company's and the participant's contributions and an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

         VESTING - Each participant has, at all times, a fully vested and nonforfeitable interest in his or her contributions, the earnings thereon and employer contributions made by the Company. Prior to January 1, 1999, matching contributions made by the Company to participant accounts were vested 100% after five years of service.

         FORFEITURES - Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce Company contributions to the Plan. As of December 31, 2003 and 2002, net assets available for benefits included $7 and $10,358, respectively, of unutilized forfeitures. For the year ended December 31, 2003, $10,731 were utilized to reduce contributions. Earnings on the forfeitures accounts for 2003 amounts to $380.

         LOANS - Participants may borrow from his or her account a minimum of $1,000 up to the lesser of: i) one-half of the vested value of the account or
ii) $50,000. Such loans bear interest of prime + 1.0%, with varying maturity dates, not exceeding five years.

         DISTRIBUTIONS - Upon separation of service, each participant may elect to receive the entire account balance in a lump-sum payment. At December 31, 2003 and 2002, there were no unpaid amounts allocated to the accounts of persons who have elected to withdraw from the Plan.

         PLAN AMENDMENTS - The Plan was amended effective January 1, 2003 to include Diamond Offshore Services Limited as a participating employer and to comply with the new Internal Revenue Service ("IRS") minimum distribution requirements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net assets value. Fair value for the Stock Fund, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The recorded value of the common/commingled trust fund is at contract value, which approximates fair value. Loans are valued at cost which approximates market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. The net (depreciation) appreciation in fair value ofinvestment securities consists of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale ofinvestments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

         PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

         EXPENSES - Administrative expenses of the Plan are paid by the Company, as provided in the plan document.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan's income and expenses during the reporting period. Actual results could differ from these estimates.

         RISKS AND UNCERTAINTIES - The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.       INVESTMENTS

         The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2003 and 2002:

      DESCRIPTION OF INVESTMENT                     2003             2002
-------------------------------------           ------------     ------------
Fidelity Managed Income Portfolio II*           $ 39,081,725     $ 35,685,455
Fidelity Equity Income Fund*                      16,879,858       12,238,320
Fidelity Dividend Growth Fund*                    13,064,474        9,808,310
Fidelity Growth Company Fund*                     19,341,123       12,621,556
Loans to participants*                             7,083,403        6,091,994

----------

      *Party-in-interest


4.       PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan by the Company, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to the Company in the event of the Plan's termination.

5.       FEDERAL INCOME TAXES

         The Plan obtained a favorable tax determination letter from the IRS dated October 15, 2002 covering amendments through September 28, 2001. Though the Plan has been amended since that date, it is the opinion of the plan administrator that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

6.       PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore Drilling, Inc. Transactions with the trustee, the Company and Diamond Offshore Drilling, Inc. qualify as party-in-interest transactions.

                          DIAMOND OFFSHORE 401(k) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003


(a)    (b) IDENTITY OF ISSUE                       (c) DESCRIPTION OF INVESTMENT                     (d) COST      (e) CURRENT VALUE

*      Fidelity Mid-Cap Stock Fund                  Mutual Fund                                         (1)        $       3,150,210

*      Fidelity Managed Income Portfolio II         Common/Commingled                                   (1)               39,081,725
                                                    Trust Fund

       PIMCO Total Return Admin.                    Mutual Fund                                         (1)                4,359,342

       Managers Special Equity Fund                 Mutual Fund                                         (1)                  772,373

       Templeton Growth A Fund                      Mutual Fund                                         (1)                  117,772

*      Fidelity Freedom 2020 Fund                   Mutual Fund                                         (1)                4,606,098

*      Fidelity Equity Income Fund                  Mutual Fund                                         (1)               16,879,858

       Spartan U.S. Equity Index Fund               Mutual Fund                                         (1)                3,910,863

*      Fidelity Dividend Growth Fund                Mutual Fund                                         (1)               13,064,474

       American Funds - Euro-Pacific Growth A       Mutual Fund                                         (1)                5,297,617

       LD Abbett Mid-Cap Value P Fund               Mutual Fund                                         (1)                  482,433

*      Fidelity Growth Company Fund                 Mutual Fund                                         (1)               19,341,123

*      Fidelity Low-Priced Stock Fund               Mutual Fund                                         (1)                2,746,149

*      Fidelity Freedom Income Fund                 Mutual Fund                                         (1)                  186,519

*      Fidelity Freedom 2000 Fund                   Mutual Fund                                         (1)                   68,453

*      Fidelity Freedom 2010 Fund                   Mutual Fund                                         (1)                1,034,046

*      Fidelity Freedom 2030 Fund                   Mutual Fund                                         (1)                1,256,018

*      Fidelity Freedom 2040 Fund                   Mutual Fund                                         (1)                  772,058

*      Diamond Offshore Drilling, Inc.              Common Stock, par value $0.01                       (1)                3,087,262

*      Loans to participants                        Loans to participants, bearing interest of
                                                    prime + 1.0%, with varying maturity dates,
                                                    not exceeding five years                                               7,083,403
                                                                                                                   -----------------
       TOTAL                                                                                                       $     127,297,796
                                                                                                                   =================

----------

*    Party in interest

(1) Cost information has been omitted because all investments are participant-directed.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      DIAMOND OFFSHORE 401(k) PLAN


Date: June 28, 2004
                                      By: /s/ Robert L. Charles
                                          -------------------------------------
                                      Name:  Robert L. Charles
                                      Title: Administrative Committee Member

                                  EXHIBIT INDEX

Exhibit No.                             Description
-----------        --------------------------------------------------------
   23.1*           Consent of Independent Registered Public Accounting Firm

----------

*  Filed herewith.